David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

June 1, 2022

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 274, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 277, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Sprucegrove International Equity Fund (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by Sprucegrove Investment Management Ltd. (“Sprucegrove”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

1.	Comment. In the “Performance Information” section, please revise the first sentence to clarify the reference to “another investment vehicle.”

Response. The requested change has been made.

2.	Comment. Please supplementally explain the Group Trust’s ownership in the Fund and its compliance with Section 12(d)(1) of the 1940 Act.

Response. The Group Trust invested substantially all of its assets in the Fund in exchange for Fund shares on March 22, 2021 in connection with the launch of the Fund. Thereafter, the Group Trust and Fund operated as a feeder fund and master fund, respectively, in a master/feeder structure in accordance with Section 12(d)(1)(E) of the 1940 Act. As explained in response to Comment 3 below, the Group Trust will no longer serve as a feeder fund of the Fund upon effectiveness of the Amendment.

3.	Comment. Please supplementally provide the history of the Fund and explain the business purposes behind the restructuring.

Response. The Fund currently operates as a master fund in a master/feeder structure, pursuant to which it offers shares only to two feeder funds in private placements: a registered feeder fund (the “Registered Feeder Fund”), which is a series of the Trust, and the Group Trust, which is not a series of the Trust. Sprucegrove, the investment adviser to the Fund, Registered Feeder Fund and Group Trust, established this master/feeder structure in order to (i) publicly offer Sprucegrove’s international equity strategy in a mutual fund product (i.e., the Registered Feeder Fund); and (ii) continue to provide the Group Trust with exposure to that strategy.

Based on recent conversations with distribution partners and other market participants, Sprucegrove has determined that it will be better able to market a single fund structure than a master/feeder structure and therefore has determined to “collapse” or “de-spoke” the master/feeder structure. Sprucegrove now considers it more efficient to implement its international equity strategy through a single pooled vehicle (i.e., the Fund) than through the use of two separate but identical pools. As a result, the Registered Feeder Fund’s current investors will become direct investors in the Fund. At the same time, Sprucegrove intends to dissolve the Group Trust, and Group Trust investors who wish to remain invested in the strategy will also become direct investors in the Fund. Additionally, the Fund’s shares will be publicly offered to other investors.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese

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